FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS



AUG 3 1 2005
WASH, D.C.
190
SECTION

Bear Stearns Asset Backed Securities I LLC	**0001283557**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 30, 2005, Series 2005-HE8	**333-125422**

Name of Person Filing the Document
(If Other than the Registrant)





05065287

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED
SECURITIES I LLC

By: Mary P. Haggerty
Name: Mary P. Haggerty
Title: Vice President

Dated: August 30, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$757,950,000 (Approximate)

Bear Stearns Asset Backed Securities I Trust 2005-HE8
Issuer

Asset-Backed Certificates, Series 2005-HE8

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

July 21, 2005

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$757,950,000 (Approximate)
Bear Stearns Asset Backed Securities I Trust 2005-HE8
Asset-Backed Certificates, Series 2005-HE8

Bear Stearns Asset Backed Securities I LLC
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings Moody's/S&P/Fitch
Class A-1	$389,599,000	Floating	[1.000]	0	24	[04/25/28]	Aaa / AAA / AAA
Class A-2	151,709,000	Floating	[2.850]	23	47	[02/25/34]	Aaa / AAA / AAA
Class A-3	43,817,000	Floating	[6.055]	69	4	[08/25/35]	Aaa / AAA / AAA
Class M-1	31,388,000	Floating	[4.903]	49	24	[08/25/35]	NR / AAA / AAA
Class M-2	73,625,000	Floating	[4.502]	40	33	[08/25/35]	NR / AA / AA
Class M-3	36,813,000	Floating	[4.301]	38	35	[08/25/35]	NR / A / A
Class M-4	6,587,000	Floating	[4.264]	37	36	[08/25/35]	NR / A- / A-
Class M-5	11,238,000	Floating	[4.235]	37	36	[08/25/35]	NR / BBB+ / BBB+
Class M-6	5,812,000	Floating	[4.235]	37	36	[08/25/35]	NR / BBB / BBB
Class M-7	7,362,000	Floating	[4.200]	36	37	[08/25/35]	NR / BBB- / BBB-

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A Certificates and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class A-2 and Class A-3 Certificates will increase to 2.0 times their related initial margins; and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities I LLC.
Originators:	Aames Capital Corporation (approximately 7.99%), The CIT Group (approximately 13.72%), Residential Mortgage Assistance Enterprise, LLC (approximately 21.98%), and Sebring Capital Partners (approximately 5.41%); and approximately 34 others (none of which represent > 5% of the deal).
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	LaSalle Bank National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Swap Provider:	[To be determined].
Offered Certificates:	Approximately $585,125,000 senior floating-rate Certificates (the "Class A Certificates") and approximately $172,825,000 mezzanine floating-rate Certificates (the "Class M Certificates"; together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class CE, Class P and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-off Date, the Mortgage Loans consisted of approximately 5,095 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $788,118,537.
Expected Pricing Date:	On or about July [21], 2005.
Closing Date:	On or about August [31], 2005.
Cut-off Date:	The close of business on August 1, 2005.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in September 2005.
Record Date:	For each class of Offered Certificates, the business day preceding the applicable Distribution Date so long as such class of certificates are in book-entry form; and otherwise the record date shall be the last business day of the month immediately preceding the applicable Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.
Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.

Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the Offered Certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related Distribution Date occurs and ending on the 15th day of the month in which such Distribution Date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible after the termination of the Swap Agreement. Prior to that time, persons using plan assets may purchase the Offered Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the majority holder of the Class CE Certificates may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. If the majority holder of the Class CE Certificates does not exercise such right, then the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 5% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A Certificates and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.
Step-up Coupon:	If the Optional Termination is not exercised on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class A-2 Certificates and Class A-3 Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.
Prepayment Assumption:	*Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter. *Adjustable Rate Mortgage Loans:* 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.
Credit Enhancement:	1. Excess Spread (excluding Net Swap Payments received from the Swap Provider) 2. Any Net Swap Payments received from the Swap Provider 3. Overcollateralization 4. Subordination
Interest Remittance Amount:	With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of Administrative Fees and any Net Swap Payment or Swap Termination Payment owed to the Swap Provider not resulting from an event of default or certain termination events with respect to the Swap Provider (a "Swap Provider Trigger Event")).
Overcollateralization Amount:	The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for Realized Losses) over (ii) the aggregate Certificate Principal Balance of the Class A Certificates and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.
Overcollateralization Target Amount:	With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 2.20% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) approximately 4.40% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $3,875,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates is expected to be fully funded on the Closing Date.

Overcollateralization Increase Amount: With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cashflow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount: With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount: With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date: The later to occur of (x) the Distribution Date occurring in September 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [49.00]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[24.50]%	[49.00]%
M-1	[20.45]%	[40.90]%
M-2	[10.95]%	[21.90]%
M-3	[6.20]%	[12.40]%
M-4	[5.35]%	[10.70]%
M-5	[3.90]%	[7.80]%
M-6	[3.15]%	[6.30]%
M-7	[2.20]%	[4.40]%

Trigger Event: If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test: The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more (including Mortgage Loans that are in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy) by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [32]% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

[Distribution Date Occurring in	Percentage
September 2008 through August 2009	[3.85]%
September 2009 through August 2010	[6.05]%
September 2010 through August 2011	[7.85]%
September 2011 through August 2012	[8.80]%
September 2012 and thereafter	[8.85]%]

Realized Losses:

Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, third, beginning with the Class M-7, until the principal amount of that subordinate class has been reduced to zero and then to the Class M Certificates with the next lowest payment priority, in each case, until the principal amounts of that class has been reduced to zero and fourth, to the Class A Certificates on a pro rata basis, based on the amount of realized losses on the mortgage loans.

Expense Adjusted Mortgage Rate:

The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap:

For any Distribution Date is the excess, if any, of (A) with respect to the Class A Certificates and Class M Certificates, the weighted average of the Expense Adjusted Mortgage Rates of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, over (B) the sum of (x) a per annum rate equal to the Net Swap Payment payable to the Swap Provider on such Distribution Date, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date, multiplied by 12, and (y) any Swap Termination Payment not due to a Swap Provider Trigger Event payable to the Swap Provider, divided by the outstanding principal balance of the Mortgage Loans as of the related due date prior to giving effect to any reduction in the Stated Principal Balances of such Mortgage Loans on such due date.

Pass-Through Rates:

The Pass-Through Rate with respect to each class of Class A Certificates and Class M Certificates will be the lesser of (x) the London interbank offered rate for one month United States dollar deposits, which we refer to as One-Month LIBOR plus the related Margin, and (y) the Net WAC Rate Cap adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Swap Agreement:

On the Closing Date, the Swap Administrator will enter into a Swap Agreement with an initial notional amount of [$775,000,000]. Under the Swap Agreement, the Swap Administrator shall be obligated to pay to the Swap Provider an amount equal to [4.080%] (per annum) on the swap notional amount and the Swap Administrator will be entitled to receive from the Swap Provider an amount equal to One-Month LIBOR (as determined pursuant to the Swap Agreement) on the swap notional amount on each Distribution Date, accrued during each swap accrual period until the swap is retired. Only the net amount (the "Net Swap Payment") of the two obligations above will be paid by the appropriate party. To the extent that the Swap Administrator is obliged to make a Net Swap Payment on any Distribution Date, amounts otherwise available to certificateholders will be applied to make a net payment to the Swap Administrator in the same amount, for payment to the Swap Provider.

Upon early termination of the Swap Agreement, the Swap Administrator or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party, regardless of which party caused the termination. The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. **In the event that the Swap Administrator is required to make a Swap Termination Payment, the trust will be required to make a payment to the Swap Administrator in the same amount, which amount will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, prior to distributions to Certificateholders (other than a Swap Termination Payment due to a Swap Provider Trigger Event).** Shown below is the swap notional amount schedule, which generally has been derived by adding (A) for the fixed rate collateral, a notional balance corresponding to 1.25x the pricing speed and (B) for the adjustable rate collateral (1) during the respective fixed rate period, a notional balance corresponding to 1.25x the pricing speed and (2) during the respective adjustable rate period, zero.

Period	Notional Balance ($)	Period	Notional Balance ($)
1	775,000,000.00	31	107,744,153.30
2	762,685,119.10	32	103,760,878.80
3	748,045,480.80	33	99,928,616.04
4	731,120,724.30	34	96,237,759.16
5	711,971,645.40	35	92,688,560.25
6	690,680,594.00	36	89,281,000.29
7	667,354,389.40	37	59,090,563.63
8	642,119,356.80	38	57,207,478.55
9	615,170,639.30	39	55,383,918.96
10	588,630,536.20	40	53,618,014.64
11	563,005,423.10	41	51,907,953.88
12	538,519,783.40	42	50,251,981.63
13	515,122,107.10	43	48,648,397.73
14	492,763,241.10	44	47,095,555.21
15	471,396,280.20	45	45,591,858.66
16	450,976,463.90	46	44,135,762.54
17	431,461,076.80	47	42,725,769.71
18	412,809,354.90	48	41,360,429.88
19	394,982,395.30	49	40,038,338.16
20	377,943,070.50	50	38,758,133.64
21	361,655,946.80	51	37,518,498.03
22	346,077,978.80	52	36,318,154.29
23	331,151,371.90	53	35,155,865.42
24	316,921,789.50	54	34,030,433.13
25	135,214,868.70	55	32,940,696.67
26	130,175,463.50	56	31,885,531.68
27	125,330,504.40	57	30,863,849.02
28	120,672,204.40	58	29,874,593.65
29	116,193,099.50	59	28,916,593.68
30	111,886,035.30	60	27,989,017.52

Interest Carry Forward Amount:	For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such Distribution Dates and (ii) interest on such excess at the Pass-Through Rate for such class.
Interest Distribution Amount:	The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.
Senior Interest Distribution Amount:	The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.
Basis Risk Shortfall Carryover Amount:	With respect to any Distribution Date and the Class A Certificates and Class M Certificates the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date if the Pass Through Rate is limited to the Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR rises quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or any subsequent Distribution Date.

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Interest Remittance Amount, to the holders of the Class A-1, Class A-2 and Class A-3 Certificates pro rata based on the amount of accrued interest payable to such classes of certificates, the Senior Interest Distribution Amount allocable to such Certificates;.

(ii) from the remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and Class A-3 Certificates, in that order, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, any Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii) and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii) and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv) and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v) and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, any Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi) and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero.

Principal Payment Priority:

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Principal Distribution Amount shall be distributed as follows:

(i) the Principal Distribution Amount sequentially to the holders of the Class A-1, Class A-2 and A-3 Certificates, in that order, to the extent of the Class A Principal Distribution Amount, until the Certificate Principal Balance of each such class has been reduced to zero;

(ii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iii) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(viii) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Swap Payments:

Funds payable under the swap agreement will be deposited into a reserve account (the "Swap Account").

Funds in the Swap Account that are payable to the Swap Provider will be paid from any available funds prior to distributions on the Certificates and will be distributed on each Distribution Date in the following order of priority:

1) to the Swap Provider, any Net Swap Payment owed for such Distribution Date; and
2) to the Swap Provider, any Swap Termination Payment not due to a Swap Provider Trigger Event.

Funds in the Swap Account that are payable to the trust will be distributed on each Distribution Date in the following order of priority:

1) to the holders of the Class A Certificates, on a pro rata basis, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
2) to the holders of the Class M Certificates, sequentially, to pay accrued interest and any Interest Carry Forward Amount to the extent of the interest portion of any Realized Loss on the Mortgage Loans, in each case to the extent unpaid from the Interest Remittance Amount;
3) to pay, first to the Class A Certificates on a pro rata basis, and second, sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, any Basis Risk Carryover Amounts for such Distribution Date;
4) to pay as principal to the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates to maintain the Overcollateralization Target Amount for such Distribution Date (to the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount as a result of Realized Losses and to the extent not covered by Net Monthly Excess Cashflow) distributed in the same manner and priority as the Principal Distribution Amount; and
5) to the party named in the Pooling and Servicing Agreement, any remaining amounts.

Net Monthly Excess Cashflow Distributions:

With respect to any Distribution Date, the available distribution amount remaining after distribution of the Interest Remittance Amount and the Principal Distribution Amount as described above ("Net Monthly Excess Cashflow") shall be distributed as follows to the extent not covered by amounts paid pursuant to the Swap Agreement (other than in the case of clause (i) below):

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the Principal Distribution Amount;

(ii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to any Interest Carry Forward Amounts to the extent unpaid from the Interest Remittance Amount or amounts paid to the trust pursuant to the Swap Agreement.

(iii) from Net Monthly Excess Cashflow attributable to the Interest Remittance Amount, to the holders of the Class A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(v) to make payments to a reserve account, to the extent required to distribute to the holders of the Class A Certificates any Basis Risk Carryover Amounts for such classes;

(vi) to make payments to a reserve account, to the extent required to distribute to the holders of the Class M Certificates any Basis Risk Carryover Amounts for such classes;

(vii) to the holders of the Class A Certificates and Class M Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(viii) to the Swap Provider, any Swap Termination Payment for such Distribution Date due to a Swap Provider Trigger Event; and

(ix) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Principal Distribution Amount:

The Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS (v) the sum of (a) any Net Swap Payment, or any Swap Termination Payment not due to a Swap Provider Trigger Event, owed to the Swap Provider to the extent not paid on prior Distribution Dates from the Interest Remittance Amount on such Distribution Dates and (b) a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date allocated to the Principal Distribution Amount based on the amount of principal for such Distribution Date.

Class A Principal Distribution Amount:

The Class A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 51.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.

Class M-1 Principal Distribution Amount:

The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 59.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.

Class M-2 Principal Distribution Amount:

The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 78.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 87.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.30% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.

Class M-5 Principal Distribution Amount:	The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.
Class M-6 Principal Distribution Amount:	The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 93.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.
Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 95.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $3,875,000.

Class A Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	7.070	23.370	39	25-Nov-08	8.512	13.269
2	25-Oct-05	6.510	22.755	40	25-Dec-08	8.765	13.563
3	25-Nov-05	6.420	22.599	41	25-Jan-09	8.552	13.840
4	25-Dec-05	6.514	22.612	42	25-Feb-09	8.548	13.963
5	25-Jan-06	6.424	22.428	43	25-Mar-09	9.365	14.951
6	25-Feb-06	6.426	22.320	44	25-Apr-09	8.537	13.946
7	25-Mar-06	6.734	22.502	45	25-May-09	8.788	14.246
8	25-Apr-06	6.432	22.057	46	25-Jun-09	8.527	13.939
9	25-May-06	6.533	21.997	47	25-Jul-09	8.777	14.593
10	25-Jun-06	6.439	21.738	48	25-Aug-09	8.516	14.352
11	25-Jul-06	6.543	21.678	49	25-Sep-09	8.511	14.341
12	25-Aug-06	6.447	21.419	50	25-Oct-09	8.761	14.651
13	25-Sep-06	6.450	21.262	51	25-Nov-09	8.501	14.318
14	25-Oct-06	6.558	21.212	52	25-Dec-09	8.750	14.639
15	25-Nov-06	6.457	20.955	53	25-Jan-10	8.490	14.427
16	25-Dec-06	6.567	20.911	54	25-Feb-10	8.484	14.418
17	25-Jan-07	6.464	20.656	55	25-Mar-10	9.295	15.449
18	25-Feb-07	6.468	20.509	56	25-Apr-10	8.474	14.394
19	25-Mar-07	6.826	20.720	57	25-May-10	8.723	14.705
20	25-Apr-07	6.474	20.222	58	25-Jun-10	8.466	14.372
21	25-May-07	6.591	20.194	59	25-Jul-10	8.730	14.705
22	25-Jun-07	6.481	19.941	60	25-Aug-10	8.474	14.370
23	25-Jul-07	7.670	21.013	61	25-Sep-10	8.529	10.611
24	25-Aug-07	7.757	20.960	62	25-Oct-10	8.807	10.951
25	25-Sep-07	7.868	13.708	63	25-Nov-10	8.517	10.585
26	25-Oct-07	8.084	13.898	64	25-Dec-10	8.795	10.925
27	25-Nov-07	7.863	13.650	65	25-Jan-11	8.507	10.566
28	25-Dec-07	8.080	13.841	66	25-Feb-11	8.502	10.554
29	25-Jan-08	7.985	14.066	67	25-Mar-11	9.407	11.671
30	25-Feb-08	8.100	14.170	68	25-Apr-11	8.491	10.528
31	25-Mar-08	8.567	14.638	69	25-May-11	8.768	10.865
32	25-Apr-08	8.094	14.112	70	25-Jun-11	8.480	10.502
33	25-May-08	8.318	14.323	71	25-Jul-11	8.757	10.845
34	25-Jun-08	8.122	14.089	72	25-Aug-11	8.469	10.483
35	25-Jul-08	8.734	15.167	73	25-Sep-11	8.463	10.469
36	25-Aug-08	8.499	15.008				
37	25-Sep-08	8.522	13.281				
38	25-Oct-08	8.772	13.563				

(1) Assumes 1-month LIBOR at 3.70%, 6-month LIBOR at 3.95% and 1 Yr Treasury at 4.15% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR and 1 Yr Treasury equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	7.070	23.370
2	25-Oct-05	6.510	22.755
3	25-Nov-05	6.420	22.599
4	25-Dec-05	6.514	22.612
5	25-Jan-06	6.424	22.428
6	25-Feb-06	6.426	22.320
7	25-Mar-06	6.734	22.502
8	25-Apr-06	6.432	22.057
9	25-May-06	6.533	21.997
10	25-Jun-06	6.439	21.738
11	25-Jul-06	6.543	21.678
12	25-Aug-06	6.447	21.419
13	25-Sep-06	6.450	21.262
14	25-Oct-06	6.558	21.212
15	25-Nov-06	6.457	20.955
16	25-Dec-06	6.567	20.911
17	25-Jan-07	6.464	20.656
18	25-Feb-07	6.468	20.509
19	25-Mar-07	6.826	20.720
20	25-Apr-07	6.474	20.222
21	25-May-07	6.591	20.194
22	25-Jun-07	6.481	19.941
23	25-Jul-07	7.670	21.013
24	25-Aug-07	7.757	20.960
25	25-Sep-07	7.868	13.708
26	25-Oct-07	8.084	13.898
27	25-Nov-07	7.863	13.650
28	25-Dec-07	8.080	13.841
29	25-Jan-08	7.985	14.066
30	25-Feb-08	8.100	14.170
31	25-Mar-08	8.567	14.638
32	25-Apr-08	8.094	14.112
33	25-May-08	8.318	14.323
34	25-Jun-08	8.122	14.089
35	25-Jul-08	8.734	15.167
36	25-Aug-08	8.499	15.008
37	25-Sep-08	8.522	13.281
38	25-Oct-08	8.772	13.563
39	25-Nov-08	8.512	13.269
40	25-Dec-08	8.765	13.563
41	25-Jan-09	8.552	13.840
42	25-Feb-09	8.548	13.963
43	25-Mar-09	9.365	14.951
44	25-Apr-09	8.537	13.946
45	25-May-09	8.788	14.246
46	25-Jun-09	8.527	13.939
47	25-Jul-09	8.777	14.593
48	25-Aug-09	8.516	14.352
49	25-Sep-09	8.511	14.341
50	25-Oct-09	8.761	14.651
51	25-Nov-09	8.501	14.318
52	25-Dec-09	8.750	14.639
53	25-Jan-10	8.490	14.427
54	25-Feb-10	8.484	14.418
55	25-Mar-10	9.295	15.449
56	25-Apr-10	8.474	14.394
57	25-May-10	8.723	14.705
58	25-Jun-10	8.466	14.372
59	25-Jul-10	8.730	14.705
60	25-Aug-10	8.474	14.370
61	25-Sep-10	8.529	10.611
62	25-Oct-10	8.807	10.951
63	25-Nov-10	8.517	10.585
64	25-Dec-10	8.795	10.925
65	25-Jan-11	8.507	10.566
66	25-Feb-11	8.502	10.554
67	25-Mar-11	9.407	11.671
68	25-Apr-11	8.491	10.528
69	25-May-11	8.768	10.865
70	25-Jun-11	8.480	10.502
71	25-Jul-11	8.757	10.845
72	25-Aug-11	8.469	10.483
73	25-Sep-11	8.463	10.469

(1) Assumes 1-month LIBOR at 3.70%, 6-month LIBOR at 3.95% and 1 Yr Treasury at 4.15% no losses and is run at the pricing speed to call.
(2) Assumes the 1-month LIBOR, 6-month LIBOR and 1 Yr Treasury equals 20%, no losses and run at the pricing speed to call.

BEAR STEARNS

Excess Spread Before Losses (Basis Points)

Period	Distribution Date	AFC Rate(1)	AFC Rate (2)	Period	Distribution Date	AFC Rate(1)	AFC Rate (2)
1	25-Sep-05	251	251	39	25-Nov-08	421	393
2	25-Oct-05	245	246	40	25-Dec-08	434	408
3	25-Nov-05	244	244	41	25-Jan-09	428	408
4	25-Dec-05	245	245	42	25-Feb-09	429	409
5	25-Jan-06	244	243	43	25-Mar-09	464	449
6	25-Feb-06	243	242	44	25-Apr-09	429	407
7	25-Mar-06	247	247	45	25-May-09	441	420
8	25-Apr-06	242	241	46	25-Jun-09	429	406
9	25-May-06	244	241	47	25-Jul-09	441	422
10	25-Jun-06	241	238	48	25-Aug-09	429	408
11	25-Jul-06	243	239	49	25-Sep-09	429	407
12	25-Aug-06	240	235	50	25-Oct-09	440	420
13	25-Sep-06	239	233	51	25-Nov-09	429	405
14	25-Oct-06	241	235	52	25-Dec-09	440	417
15	25-Nov-06	238	231	53	25-Jan-10	428	406
16	25-Dec-06	239	233	54	25-Feb-10	428	406
17	25-Jan-07	236	229	55	25-Mar-10	463	446
18	25-Feb-07	235	228	56	25-Apr-10	429	405
19	25-Mar-07	244	238	57	25-May-10	441	419
20	25-Apr-07	233	225	58	25-Jun-10	430	406
21	25-May-07	235	228	59	25-Jul-10	443	422
22	25-Jun-07	231	222	60	25-Aug-10	432	409
23	25-Jul-07	340	333	61	25-Sep-10	438	394
24	25-Aug-07	358	351	62	25-Oct-10	453	411
25	25-Sep-07	368	334	63	25-Nov-10	438	393
26	25-Oct-07	377	342	64	25-Dec-10	453	410
27	25-Nov-07	366	328	65	25-Jan-11	439	394
28	25-Dec-07	374	337	66	25-Feb-11	439	394
29	25-Jan-08	376	354	67	25-Mar-11	481	445
30	25-Feb-08	386	365	68	25-Apr-11	439	394
31	25-Mar-08	405	386	69	25-May-11	453	410
32	25-Apr-08	383	360	70	25-Jun-11	439	393
33	25-May-08	391	369	71	25-Jul-11	454	411
34	25-Jun-08	382	359	72	25-Aug-11	440	394
35	25-Jul-08	430	409	73	25-Sep-11	440	394
36	25-Aug-08	418	400				
37	25-Sep-08	419	393				
38	25-Oct-08	428	402				

(1) Assumes 1-month LIBOR at 3.70%, 6-month LIBOR at 3.95% and 1 Yr Treasury at 4.15% no losses and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$788,118,537		
Number of Loans	5,095		
Average Current Loan Balance	$154,685	$10,000	$1,000,000
(1) Original Loan-to-Value Ratio	82.35%	10.70%	100.00%
(1) Mortgage Rate	7.3925%	4.6750%	13.0000%
(1) Net Mortgage Rate	6.8880%	4.1705%	12.4955%
(1) (3) Note Margin	6.1796%	2.2500%	11.6000%
(1) (3) Maximum Mortgage Rate	13.4961%	10.5000%	18.0000%
(1) (3) Minimum Mortgage Rate	6.8607%	3.0300%	11.7500%
(1) (3) Term to Next Rate Adjustment (months)	25	4	81
(1) Original Term to Stated Maturity (months)	350	120	360
(1) Age (months)	2	0	13
(1) Remaining Term to Stated Maturity (months)	348	118	360
(1) (2) Credit Score	627	500	808

(1) Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	BALLOON	3.80%
	FIXED	17.65%
	FIXED INTEREST ONLY	0.36%
	6 MONTH LIBOR ARM INTEREST ONLY	0.06%
	LIBOR 2/1 ARM	0.01%
	LIBOR 2/6 ARM	38.76%
	LIBOR 2/6 ARM INTEREST ONLY	21.88%
	LIBOR 3/1 ARM INTEREST ONLY	0.02%
	LIBOR 3/6 ARM	7.80%
	LIBOR 3/6 ARM INTEREST ONLY	8.35%
	LIBOR 5/6 ARM	0.64%
	LIBOR 5/6 ARM INTEREST ONLY	0.65%
	LIBOR 7/6 ARM	0.01%
Lien	First	95.11%
	Second	4.89%
Property Type	Two- to four- family units	6.06%
	Condominium	4.79%
	Planned Unit Developments (attached)	14.25%
	Single-family detached	74.75%
	Townhouse	0.15%
Geographic Distribution	California	30.18%
	Florida	9.98%
	Texas	6.71%
	Illinois	6.35%
Number of States (including DC)		45
Documentation Type	Full/Alternative	56.34%
	Limited	0.49%
	Stated Income	43.18%
Loans with Prepayment Penalties		77.56%
Loans with Interest Only Period		31.32%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
500 – 519	93	16,504,439	2.09	177,467	71.88
520 – 539	219	32,665,982	4.14	149,160	76.02
540 – 559	254	41,320,600	5.24	162,680	76.40
560 – 579	417	63,177,066	8.02	151,504	81.11
580 – 599	594	93,668,476	11.89	157,691	83.48
600 – 619	642	105,488,241	13.38	164,312	82.91
620 – 639	841	120,816,716	15.33	143,658	83.80
640 – 659	691	102,797,318	13.04	148,766	83.66
660 – 679	552	84,433,432	10.71	152,959	83.82
680 – 699	338	51,777,384	6.57	153,188	83.06
700 – 719	184	30,491,880	3.87	165,717	82.84
720 – 739	109	17,002,361	2.16	155,985	84.62
740 – 759	88	16,859,135	2.14	191,581	82.58
760 – 779	54	8,654,260	1.10	160,264	84.67
780 – 799	17	2,307,906	0.29	135,759	78.48
800 – 819	2	153,340	0.02	76,670	87.34
TOTAL:	5,095	788,118,537	100.00	154,685	82.35

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	1	220,000	0.03	220,000	602	80.00
5.01% - 10.00%	14	2,235,669	0.28	159,691	602	83.95
10.01% - 15.00%	29	4,432,061	0.56	152,830	619	78.64
15.01% - 20.00%	89	9,371,277	1.19	105,295	625	79.28
20.01% - 25.00%	175	23,348,329	2.96	133,419	616	79.78
25.01% - 30.00%	355	46,470,180	5.90	130,902	623	80.29
30.01% - 35.00%	576	81,067,652	10.29	140,742	625	80.87
35.01% - 40.00%	935	143,116,657	18.16	153,066	631	82.87
40.01% - 45.00%	1,194	189,134,061	24.00	158,404	630	82.68
45.01% - 50.00%	1,439	239,612,243	30.40	166,513	627	83.04
50.01% - 55.00%	288	49,110,407	6.23	170,522	620	82.69
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	1,976	123,297,700	15.64	62,398	627	86.31
$100,001 - $200,000	1,744	248,803,461	31.57	142,663	621	82.54
$200,001 - $300,000	828	202,266,847	25.66	244,284	627	80.71
$300,001 - $400,000	367	126,806,270	16.09	345,521	630	81.34
$400,001 - $500,000	139	61,675,281	7.83	443,707	642	82.44
$500,001 - $600,000	24	13,208,713	1.68	550,363	625	82.46
$600,001 - $700,000	9	5,779,259	0.73	642,140	640	78.04
$700,001 - $800,000	6	4,473,781	0.57	745,630	647	77.02
$800,001 and greater	2	1,807,224	0.23	903,612	654	63.57
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	6	1,410,872	0.18	235,145	651	69.55
4.5000% - 4.9999%	39	8,527,019	1.08	218,642	679	76.36
5.0000% - 5.4999%	301	68,371,679	8.68	227,148	651	76.20
5.5000% - 5.9999%	564	125,709,386	15.95	222,889	652	78.56
6.0000% - 6.4999%	840	163,407,786	20.73	194,533	633	80.38
6.5000% - 6.9999%	673	119,803,956	15.20	178,015	623	81.85
7.0000% - 7.4999%	714	113,612,024	14.42	159,120	608	83.67
7.5000% - 7.9999%	434	56,710,777	7.20	130,670	604	85.89
8.0000% - 8.4999%	434	53,988,609	6.85	124,398	597	87.17
8.5000% - 8.9999%	287	27,161,480	3.45	94,639	599	88.60
9.0000% - 9.4999%	407	25,445,542	3.23	62,520	631	93.66
9.5000% - 9.9999%	153	10,821,203	1.37	70,727	618	91.19
10.0000% - 10.4999%	141	8,389,657	1.06	59,501	626	95.82
10.5000% - 10.9999%	53	2,600,547	0.33	49,067	632	96.68
11.0000% - 11.4999%	35	1,630,721	0.21	46,592	631	96.88
11.5000% - 11.9999%	11	407,593	0.05	37,054	644	97.79
12.0000% - 12.4999%	3	119,684	0.02	39,895	644	97.46
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	3	994,512	0.13	331,504	637	71.42
5.0000% - 5.4999%	29	6,704,372	0.85	231,185	680	75.07
5.5000% - 5.9999%	269	61,193,493	7.76	227,485	651	75.79
6.0000% - 6.4999%	504	110,154,238	13.98	218,560	654	78.19
6.5000% - 6.9999%	898	181,196,069	22.99	201,777	636	80.37
7.0000% - 7.4999%	624	109,757,301	13.93	175,893	624	81.53
7.5000% - 7.9999%	775	126,550,230	16.06	163,291	610	83.68
8.0000% - 8.4999%	411	53,263,683	6.76	129,595	601	85.26
8.5000% - 8.9999%	462	58,834,623	7.47	127,348	598	87.19
9.0000% - 9.4999%	270	25,871,317	3.28	95,820	599	88.92
9.5000% - 9.9999%	430	27,983,575	3.55	65,078	628	92.85
10.0000% - 10.4999%	139	9,824,165	1.25	70,677	617	91.08
10.5000% - 10.9999%	168	10,511,295	1.33	62,567	626	94.99
11.0000% - 11.4999%	54	2,597,345	0.33	48,099	638	97.53
11.5000% - 11.9999%	43	2,079,886	0.26	48,369	630	96.96
12.0000% - 12.4999%	12	434,511	0.06	36,209	641	95.68
12.5000% - 12.9999%	3	141,978	0.02	47,326	646	97.86
13.0000% - 13.4999%	1	25,944	0.00	25,944	625	100.00
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

*Original Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	130,000	0.02	65,000	601
15.01% - 20.00%	2	175,000	0.02	87,500	558
20.01% - 25.00%	3	121,761	0.02	40,587	599
25.01% - 30.00%	7	640,614	0.08	91,516	613
30.01% - 35.00%	10	728,070	0.09	72,807	627
35.01% - 40.00%	18	2,016,763	0.26	112,042	630
40.01% - 45.00%	25	3,487,556	0.44	139,502	591
45.01% - 50.00%	45	7,641,169	0.97	169,804	588
50.01% - 55.00%	34	5,711,341	0.72	167,981	618
55.01% - 60.00%	65	11,609,092	1.47	178,601	608
60.01% - 65.00%	112	21,948,238	2.78	195,966	592
65.01% - 70.00%	190	33,317,274	4.23	175,354	596
70.01% - 75.00%	253	41,849,315	5.31	165,412	597
75.01% - 80.00%	1,832	330,130,378	41.89	180,202	640
80.01% - 85.00%	430	73,969,085	9.39	172,021	602
85.01% - 90.00%	687	119,482,968	15.16	173,920	620
90.01% - 95.00%	390	59,953,426	7.61	153,727	630
95.01% - 100.00%	990	75,206,488	9.54	75,966	653
TOTAL:	5,095	788,118,537	100.00	154,685	627

*Original Combined Loan-to-Value Ratios of Total Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.01% - 15.00%	2	130,000	0.02	65,000	601
15.01% - 20.00%	2	175,000	0.02	87,500	558
20.01% - 25.00%	3	121,761	0.02	40,587	599
25.01% - 30.00%	7	640,614	0.08	91,516	613
30.01% - 35.00%	9	663,070	0.08	73,674	628
35.01% - 40.00%	19	2,081,763	0.26	109,566	629
40.01% - 45.00%	25	3,487,556	0.44	139,502	591
45.01% - 50.00%	45	7,641,169	0.97	169,804	588
50.01% - 55.00%	34	5,711,341	0.72	167,981	618
55.01% - 60.00%	62	11,061,357	1.40	178,409	607
60.01% - 65.00%	109	21,709,072	2.75	199,166	589
65.01% - 70.00%	180	30,634,184	3.89	170,190	590
70.01% - 75.00%	239	39,166,957	4.97	163,878	594
75.01% - 80.00%	593	101,448,087	12.87	171,076	608
80.01% - 85.00%	389	69,984,840	8.88	179,910	604
85.01% - 90.00%	607	113,822,360	14.44	187,516	625
90.01% - 95.00%	470	74,447,406	9.45	158,399	634
95.01% - 100.00%	2,300	305,192,001	38.72	132,692	651
TOTAL:	5,095	788,118,537	100.00	154,685	627

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	1,018	237,853,069	30.18	233,647	636	79.76
Florida	527	78,633,737	9.98	149,210	624	81.64
Texas	528	52,875,203	6.71	100,142	614	81.69
Illinois	323	50,049,907	6.35	154,953	627	84.25
Other[1]	2,699	368,706,622	46.77	136,609	624	84.01
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	2,192	373,927,166	47.45	170,587	610	79.46
Purchase	2,591	369,797,604	46.92	142,724	645	85.23
Rate/Term Refinance	312	44,393,767	5.63	142,288	618	82.64
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	3,105	444,013,444	56.34	143,000	616	82.74
Limited	20	3,828,604	0.49	191,430	617	82.35
Stated Income	1,970	340,276,489	43.18	172,729	641	81.84
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	399	50,815,477	6.45	127,357	654	83.16
Primary Residence	4,664	731,499,098	92.82	156,839	625	82.27
Second/Vacation	32	5,803,963	0.74	181,374	639	85.34
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	261	47,738,204	6.06	182,905	640	82.62
Condominium	266	37,748,959	4.79	141,913	645	83.15
Planned Unit Developments (attached)	621	112,315,583	14.25	180,862	628	83.18
Single-family detached	3,938	589,146,367	74.75	149,605	625	82.13
Townhouse	9	1,169,424	0.15	129,936	589	78.26
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	1,427	176,801,647	22.43	123,897	626	83.65
6 Months	10	1,243,862	0.16	124,386	597	85.52
12 Months	177	38,467,256	4.88	217,329	631	79.30
24 Months	2,131	358,315,469	45.46	168,144	626	82.84
30 Months	4	771,107	0.10	192,777	574	87.72
36 Months	1,322	209,416,149	26.57	158,409	628	80.96
60 Months	24	3,103,048	0.39	129,294	616	80.41
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

Interest Only Terms of Total Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Not Interest Only	4,066	541,232,332	68.67	133,112	618	82.39
24 Months	437	113,128,416	14.35	258,875	650	81.83
36 Months	113	27,437,987	3.48	242,814	639	81.84
60 Months	438	95,736,467	12.15	218,576	641	83.03
84 Months	10	2,482,127	0.31	248,213	643	76.65
120 Months	31	8,101,209	1.03	261,329	663	82.46
TOTAL:	5,095	788,118,537	100.00	154,685	627	82.35

DESCRIPTION OF THE COLLATERAL

INTEREST ONLY MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$246,886,205		
Number of Loans	1,029		
Average Current Loan Balance	$239,928	$40,700	$1,000,000
[1] Original Loan-to-Value Ratio	82.27%	21.48%	100.00%
[1] Mortgage Rate	6.9324%	4.9750%	10.6250%
[1] Net Mortgage Rate	6.4279%	4.4705%	10.1205%
[1] [3] Note Margin	6.0595%	2.2500%	9.8750%
[1] [3] Maximum Mortgage Rate	13.2950%	10.6250%	17.3000%
[1] [3] Minimum Mortgage Rate	6.7098%	3.2500%	10.6250%
[1] [3] Term to Next Rate Adjustment (months)	26	4	60
[1] Original Term to Stated Maturity (months)	360	180	360
[1] Age (months)	2	0	12
[1] Remaining Term to Stated Maturity (months)	358	179	360
[1] [2] Credit Score	646	521	795

[1] Weighted Average, min and max reflect loan to value for first liens and combined loan to value for second liens.
[2] 100.00% of Mortgage Loans have Credit Scores.
[3] Adjustable Rate Loans Only

	Range	Percent of Cut-off Date Principal Balance
Product Type	FIXED INTEREST ONLY	1.16%
	6 MONTH LIBOR ARM INTEREST ONLY	0.20%
	LIBOR 2/6 ARM INTEREST ONLY	69.86%
	LIBOR 3/1 ARM INTEREST ONLY	0.07%
	LIBOR 3/6 ARM INTEREST ONLY	26.65%
	LIBOR 5/6 ARM INTEREST ONLY	2.06%
Lien	First	100.00%
Property Type	Two- to four- family units	4.02%
	Condominium	6.24%
	Planned Unit Developments (attached)	20.83%
	Single-family detached	68.76%
	Townhouse	0.16%
Geographic Distribution	California	48.15%
	Georgia	7.15%
	Florida	6.11%
	Arizona	5.43%
Number of States (including DC)		35
Documentation Type	Full/Alternative	46.32%
	Limited	0.50%
	Stated Income	53.17%
Loans with Prepayment Penalties		84.75%
Loans with Interest Only Period		100.00%

Credit Score Distribution of Interest Only Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Loan-to-Value Ratio
520 – 539	6	1,415,050	0.57	235,842	81.84
540 - 559	19	4,978,457	2.02	262,024	76.37
560 - 579	47	12,242,398	4.96	260,477	83.56
580 - 599	113	25,844,131	10.47	228,709	84.04
600 - 619	143	30,660,011	12.42	214,406	83.53
620 - 639	173	40,824,603	16.54	235,980	81.94
640 - 659	178	43,423,894	17.59	243,954	82.05
660 - 679	128	32,669,537	13.23	255,231	82.80
680 - 699	91	20,681,862	8.38	227,273	80.66
700 - 719	56	14,129,864	5.72	252,319	82.45
720 - 739	28	7,425,559	3.01	265,199	80.46
740 - 759	29	8,310,628	3.37	286,573	81.21
760 - 779	15	3,621,309	1.47	241,421	79.09
780 - 799	3	658,902	0.27	219,634	81.58
TOTAL:	1,029	246,886,205	100.00	239,928	82.27

Debt-to-Income Ratios of Interest Only Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
0.01% - 5.00%	1	220,000	0.09	220,000	602	80.00
5.01% - 10.00%	2	492,000	0.20	246,000	656	88.01
10.01% - 15.00%	4	1,913,539	0.78	478,385	644	83.42
15.01% - 20.00%	14	2,696,340	1.09	192,596	661	83.28
20.01% - 25.00%	16	3,714,964	1.50	232,185	649	80.68
25.01% - 30.00%	55	10,833,790	4.39	196,978	638	81.72
30.01% - 35.00%	105	23,480,095	9.51	223,620	639	82.31
35.01% - 40.00%	202	50,649,013	20.52	250,738	650	81.66
40.01% - 45.00%	256	63,734,396	25.82	248,962	651	82.10
45.01% - 50.00%	318	76,201,585	30.87	239,628	641	82.85
50.01% - 55.00%	56	12,950,484	5.25	231,259	640	82.29
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Original Mortgage Loan Principal Balances of Interest Only Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
$1 - $100,000	76	6,168,020	2.50	81,158	636	81.63
$100,001 - $200,000	377	56,265,709	22.79	149,246	640	82.86
$200,001 - $300,000	296	73,565,853	29.80	248,533	647	81.42
$300,001 - $400,000	174	60,727,171	24.60	349,007	650	82.23
$400,001 - $500,000	85	37,436,770	15.16	440,433	650	83.11
$500,001 - $600,000	12	6,485,100	2.63	540,425	619	85.28
$600,001 - $700,000	7	4,489,082	1.82	641,297	648	82.53
$700,001 - $800,000	1	748,500	0.30	748,500	617	78.79
$800,001 and greater	1	1,000,000	0.41	1,000,000	649	67.80
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Net Mortgage Rates of Interest Only Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.0000% - 4.4999%	1	375,000	0.15	375,000	642	56.90
4.5000% - 4.9999%	11	3,515,512	1.42	319,592	708	79.71
5.0000% - 5.4999%	104	28,176,874	11.41	270,931	656	78.74
5.5000% - 5.9999%	211	54,743,233	22.17	259,447	662	80.92
6.0000% - 6.4999%	283	70,535,146	28.57	249,241	645	81.52
6.5000% - 6.9999%	158	39,819,668	16.13	252,023	640	82.42
7.0000% - 7.4999%	132	26,529,042	10.75	200,978	631	85.30
7.5000% - 7.9999%	54	9,945,332	4.03	184,173	625	87.86
8.0000% - 8.4999%	44	7,853,319	3.18	178,485	605	89.11
8.5000% - 8.9999%	21	3,983,757	1.61	189,703	593	91.67
9.0000% - 9.4999%	6	883,471	0.36	147,245	611	93.09
9.5000% - 9.9999%	3	427,750	0.17	142,583	604	83.55
10.0000% - 10.4999%	1	98,100	0.04	98,100	597	90.00
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Mortgage Rates of Interest Only Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
4.5000% - 4.9999%	1	375,000	0.15	375,000	642	56.90
5.0000% - 5.4999%	9	2,930,718	1.19	325,635	706	79.65
5.5000% - 5.9999%	90	24,115,261	9.77	267,947	655	78.30
6.0000% - 6.4999%	185	47,336,249	19.17	255,872	664	80.58
6.5000% - 6.9999%	311	80,338,472	32.54	258,323	647	81.64
7.0000% - 7.4999%	153	36,821,133	14.91	240,661	639	82.15
7.5000% - 7.9999%	148	31,399,410	12.72	212,158	633	85.14
8.0000% - 8.4999%	47	8,557,344	3.47	182,071	622	86.94
8.5000% - 8.9999%	52	9,241,939	3.74	177,730	611	89.66
9.0000% - 9.4999%	19	3,559,607	1.44	187,348	604	92.91
9.5000% - 9.9999%	9	1,549,321	0.63	172,147	578	87.30
10.0000% - 10.4999%	4	563,650	0.23	140,913	606	87.52
10.5000% - 10.9999%	1	98,100	0.04	98,100	597	90.00
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Original Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect loan to value for first liens and combined loan to value for second liens)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	1	45,100	0.02	45,100	651
25.01% - 30.00%	1	153,000	0.06	153,000	600
40.01% - 45.00%	1	50,000	0.02	50,000	562
45.01% - 50.00%	2	511,500	0.21	255,750	573
50.01% - 55.00%	2	527,500	0.21	263,750	604
55.01% - 60.00%	6	1,802,750	0.73	300,458	614
60.01% - 65.00%	9	2,451,848	0.99	272,428	625
65.01% - 70.00%	21	5,996,145	2.43	285,531	628
70.01% - 75.00%	30	6,311,537	2.56	210,385	617
75.01% - 80.00%	644	150,334,084	60.89	233,438	658
80.01% - 85.00%	68	18,640,472	7.55	274,125	619
85.01% - 90.00%	152	39,356,074	15.94	258,922	629
90.01% - 95.00%	52	13,284,449	5.38	255,470	634
95.01% - 100.00%	40	7,421,747	3.01	185,544	624
TOTAL:	1,029	246,886,205	100.00	239,928	646

Original Combined Loan-to-Value Ratios of Interest Only Mortgage Loans

*(Ratios below reflect combined loan to value for first liens and combined loan to value for second liens)

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.01% - 25.00%	1	45,100	0.02	45,100	651
25.01% - 30.00%	1	153,000	0.06	153,000	600
40.01% - 45.00%	1	50,000	0.02	50,000	562
45.01% - 50.00%	2	511,500	0.21	255,750	573
50.01% - 55.00%	2	527,500	0.21	263,750	604
55.01% - 60.00%	6	1,802,750	0.73	300,458	614
60.01% - 65.00%	8	2,062,975	0.84	257,872	596
65.01% - 70.00%	17	4,097,345	1.66	241,020	609
70.01% - 75.00%	28	6,106,737	2.47	218,098	616
75.01% - 80.00%	79	21,975,848	8.90	278,175	631
80.01% - 85.00%	70	19,129,923	7.75	273,285	622
85.01% - 90.00%	153	42,499,076	17.21	277,772	634
90.01% - 95.00%	79	19,796,289	8.02	250,586	645
95.01% - 100.00%	582	128,128,162	51.90	220,151	660
TOTAL:	1,029	246,886,205	100.00	239,928	646

Geographic Distribution of Mortgaged Properties of Interest Only Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
California	387	118,872,349	48.15	307,164	653	81.45
Georgia	111	17,662,470	7.15	159,121	620	85.76
Florida	80	15,096,390	6.11	188,705	638	82.28
Arizona	60	13,407,075	5.43	223,451	632	81.53
Other[1]	391	81,847,920	33.13	209,330	644	82.82
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

[1] Other includes states and the District of Columbia with fewer than 5% concentrations individually.

Mortgage Loan Purpose of Interest Only Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Equity Refinance	338	88,008,636	35.65	260,381	626	82.85
Purchase	652	150,827,129	61.09	231,330	657	81.92
Rate/Term Refinance	39	8,050,441	3.26	206,422	647	82.41
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Mortgage Loan Documentation Type of Interest Only Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Full/Alternative	521	114,364,329	46.32	219,509	631	83.85
Limited	5	1,242,610	0.50	248,522	652	86.72
Stated Income	503	131,279,266	53.17	260,993	658	80.85
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Occupancy Types of Interest Only Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
Investor	73	13,896,733	5.63	190,366	679	84.02
Primary Residence	948	231,683,509	93.84	244,392	643	82.13
Second/Vacation	8	1,305,964	0.53	163,245	656	87.16
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Mortgaged Property Types of Interest Only Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio o
Two- to four- family units	36	9,917,926	4.02	275,498	654	83.45
Condominium	75	15,401,194	6.24	205,349	657	81.94
Planned Unit Developments (attached)	198	51,421,470	20.83	259,704	642	82.62
Single-family detached	718	169,762,695	68.76	236,438	645	82.12
Townhouse	2	382,920	0.16	191,460	599	83.33
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Prepayment Penalty Terms of Interest Only Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
None	176	37,669,809	15.26	214,033	643	82.97
6 Months	3	658,360	0.27	219,453	589	83.51
12 Months	46	13,454,439	5.45	292,488	648	82.27
24 Months	547	135,881,254	55.04	248,412	648	81.81
36 Months	253	58,136,402	23.55	229,788	641	83.00
60 Months	4	1,085,942	0.44	271,486	629	75.38
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Interest Only Terms of Interest Only Mortgage Loans

Interest Only Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Loan-to-Value Ratio
INTEREST ONLY	1,029	246,886,205	100.00	239,928	646	82.27
24 Months	437	113,128,416	45.82	258,875	650	81.83
36 Months	113	27,437,987	11.11	242,814	639	81.84
60 Months	438	95,736,467	38.78	218,576	641	83.03
84 Months	10	2,482,127	1.00	248,213	643	76.65
120 Months	31	8,101,209	3.28	261,329	663	82.46
TOTAL:	1,029	246,886,205	100.00	239,928	646	82.27

Contact Information

Contacts

MBS Trading

Scott Eichel *Sr. Managing Director*	Tel: (212) 272-5451 seichel@bear.com
Chris Scott *Sr. Managing Director*	Tel: (212) 272-5451 cscott@bear.com

MBS Structuring

Keith Lind *Vice-President*	Tel: (212) 272-5451 klind@bear.com

MBS Banking

Ernie Calabrese *Managing Director*	Tel: (212) 272-9529 ecalabrese@bear.com
Robert Durden *Analyst*	Tel: (212) 272-5714 rdurden@bear.com

Syndicate

Carol Fuller *Managing Director*	Tel: (212) 272-4955 cfuller@bear.com
Angela Ward *Vice-President*	Tel: (212) 272-4955 award@bear.com

Rating Agencies

Spencer Van Kirk– S&P	Tel: (212) 438-3135 spencer_van_kirk@standardandpoors.com
Navneet Agarwal – Moody's	Tel: (212) 553-3674 Navneet.agarwal@moodys.com